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                          December 20, 2023

       Darren Minton
       Chief Executive Officer
       Smart for Life, Inc.
       990 S Rogers Circle, Suite 3
       Boca Raton, FL 33487

                                                        Re: Smart for Life,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 15,
2023
                                                            File No. 333-276071

       Dear Darren Minton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Louis A. Bevilacqua